SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       Gulf Indonesia Resources Limited
                       ---------------------------------
                               (Name of Issuer)

                                 Common Shares
                                 -------------
                        (Title of Class of Securities)

                                   402284103
                              ------------------
                                (CUSIP Number)


                           Rick A. Harrington, Esq.
                   Senior Vice President and General Counsel
                                  Conoco Inc.
                         600 North Dairy Ashford Road
                               Houston, TX 77079
                                (281) 293-1000

                                with a copy to

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 16, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No. 402284103                    13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CONOCO INC.
     IRS# 51-0370352
     CONOCO CANADA RESOURCES LIMITED
     IRS# 98-0086499

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Conoco Inc. - Delaware
     Conoco Canada Resources Limited - Canada

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         63,650,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         63,650,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,650,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common shares of Gulf Indonesia Resources Limited, a New Brunswick corporation ("GIRL"). The principal executive offices of GIRL are located at 21st Floor, Wisma 46, Koti BNI, Jalan Jenderal Sudirman, Kavling 1, Jakarta 10220, Indonesia.

ITEM 2.    IDENTITY AND BACKGROUND.

          This statement is filed by Conoco Inc. ("Conoco") and by Conoco Canada Resources Limited, formerly known as Gulf Canada Resources Limited ("CCRL").

          The principal executive offices of Conoco are located at 600 North Dairy Ashford Road, Houston, Texas 77079. The principal business of Conoco is the exploration for and the development and production of oil and gas. Conoco's upstream activities include exploring for, developing, producing and selling crude oil, natural gas and natural gas liquids. Conoco's downstream activities include refining crude oil and other feedstocks into petroleum products; buying and selling crude oil and refined products; and transporting, distributing and marketing petroleum products.

          The principal executive offices of CCRL are located at 1600, 401-9th Avenue S.W., Calgary, Alberta T2P 3C5. Since July 16, 2001, all the ordinary shares of CCRL have been owned, indirectly, by Conoco. The principal business of CCRL is the exploration for and the development and production of oil and gas.

          The names of the directors and executive officers of Conoco and CCRL, their citizenship and present principal occupation or employment are set forth on Schedule I hereto, which Schedule is incorporated herein by reference. Neither Conoco or CCRL, nor, to the best of Conoco and CCRL's knowledge, any of the persons named on Schedule I has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Conoco, through its indirect wholly owned subsidiary Conoco Northern Inc. ("Conoco Northern"), acquired all the ordinary shares of CCRL (the "CCRL Ordinary Shares") pursuant to an offer to purchase all the outstanding CCRL Ordinary Shares for Cdn$12.40 cash for each CCRL Ordinary Share (the "Offer") and a subsequent acquisition transaction under Section 206 of the Canada Business Corporations Act pursuant to which it acquired the remaining CCRL Ordinary Shares that it did not take up and pay for under the Offer. Through Conoco's acquisition of CCRL, Conoco also acquired indirect ownership of the 63,650,000 common shares of GIRL that are owned by CCRL. To acquire the CCRL Ordinary Shares, the amount of U.S.$4,500,000,000 was borrowed by Conoco pursuant to a credit agreement entered into between Conoco, Conoco Funding Company, The Chase Manhattan Bank, Bank of America, N.A., Citibank, N.A., Deutsche Bank AG New York Branch, Deutsche Bank AG New York Branch and/or Cayman Islands Branch, The Royal Bank of Scotland plc and Credit Suisse First Boston dated June 29, 2001. Conoco funded the remaining U.S.$42,986,857.71 of the total consideration paid to the former CCRL shareholders out of cash on hand.

ITEM 4.    PURPOSE OF TRANSACTION.

          The Offer was made pursuant to a support agreement dated May 28, 2001 between Conoco, Conoco Northern and CCRL. Conoco Northern made the Offer by way of an offer to purchase dated June 7, 2001 (the "Offer to Purchase") which was sent to the holders of the CCRL Ordinary Shares. The purpose of the Offer was to acquire all of the outstanding CCRL Ordinary Shares.

          On July 16, 2001, Conoco Northern exercised its statutory right of acquisition pursuant to Section 206 of the Canada Business Corporations Act to compulsorily acquire the remaining outstanding CCRL Ordinary Shares not acquired by it pursuant to the Offer to Purchase. Conoco Northern paid for all of the outstanding CCRL Ordinary Shares on July 16, 2001. As of July 16, 2001, Conoco, though Conoco Northern, owned 100% of the outstanding CCRL Ordinary Shares.

          As of the date hereof, CCRL owns 63,650,000 of the common shares of GIRL (the "GIRL Common Shares"), representing approximately 72.4% of the outstanding GIRL Common Shares. Conoco and CCRL are currently evaluating different alternatives with respect to CCRL's shareholding in GIRL, which may include acquiring all, or part of, the remaining outstanding GIRL Common Shares not currently held by CCRL, not acquiring any further GIRL Common Shares, the possible combination of GIRL with Conoco's Southeast Asian operations, cooperative arrangements between GIRL and Conoco in Southeast Asia or other transactions. Conoco and CCRL may undertake certain other actions in relation to GIRL, including but not limited to changing the current dividend policy of GIRL, amending GIRL's organizational documents and changing the composition of the board of directors of GIRL (in addition to the changes announced on July 25, 2001).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

          As stated above, Conoco and CCRL beneficially own 63,650,000 GIRL Common Shares. Such GIRL Common Shares constitute 72.4% of the issued and outstanding GIRL Common Shares as of the date hereof. Conoco and CCRL have shared power to vote and direct the vote and to dispose and direct the disposition of the 63,650,000 GIRL Common Shares held by CCRL.

          Mr. Henry W. Sykes, a director and president of CCRL and a former director of GIRL, has been granted options in respect of 72,500 GIRL Common Shares (which represents less than 1% of the outstanding GIRL Common Shares). The Right Honorable Donald F. Mazankowski, a director of CCRL and GIRL, has been granted options in respect of 45,000 GIRL Common Shares and holds 1,150 restricted share units (which together represent less than 1% of the outstanding GIRL Common Shares). Mr. H. Earl Joudrie, a director of CCRL, has been granted options in respect of 10,000 GIRL Common Shares (which represents less than 1% of the outstanding GIRL Common Shares). Mr. Murray E. Hesje, Senior Vice President, Finance of CCRL, has been granted options in respect of 40,000 GIRL Common Shares (which represents less than 1% of the outstanding GIRL Common Shares).

          Except as described herein, neither Conoco or CCRL, nor, to the best of Conoco and CCRL's knowledge, any other person listed on Schedule I, beneficially owns or has acquired or disposed of any GIRL Common Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described above in Item 4 and Item 5 of this Schedule 13D, neither Conoco or CCRL, nor, to the best of Conoco and CCRL's knowledge, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of GIRL, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.     Support Agreement among Conoco, Conoco Northern and CCRL dated May 28,
       2001.

2. Credit agreement between Conoco, Conoco Funding Company, The Chase Manhattan Bank, Bank of America, N.A., Citibank, N.A., Deutsche Bank AG New York Branch, Deutsche Bank AG New York Branch and/or Cayman Islands Branch, The Royal Bank of Scotland plc and Credit Suisse First Boston dated June 29, 2001.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 26, 2001

                                        CONOCO INC.


                                         by: /s/ Rick A. Harrington
                                             ----------------------------------
                                             Name:  Rick A. Harrington
                                             Title: Senior Vice President,
                                                    Legal, and General Counsel


                                        CONOCO CANADA RESOURCES LIMITED


                                         by: /s/ Murray E. Hesje
                                             ----------------------------------
                                             Name:  Murray E. Hesje
                                             Title: Senior Vice President

                                 EXHIBIT INDEX

Exhibit No.                        Description                        Page No.

Exhibit 1 Support Agreement among Conoco, Conoco Northern and CCRL dated May 28, 2001.

Exhibit 2 Credit agreement between Conoco, Conoco Funding Company, The Chase Manhattan Bank, Bank of America, N.A., Citibank, N.A., Deutsche Bank AG New York Branch, Deutsche Bank AG New York Branch and/or Cayman Islands Branch, The Royal Bank of Scotland plc and Credit Suisse First Boston dated June 29, 2001.

                                                                    SCHEDULE I

          The following list sets forth the name and present principal occupation or employment of each director and executive officer of Conoco. The business address and telephone number of each person is c/o Conoco Inc., 600 North Dairy Ashford Road, Houston, Texas 77079, (281) 293-1000. Each person listed below is a citizen of the United States.

      Directors             Principal Occupation or Employment
      ---------             ----------------------------------

Archie W. Dunham            Chairman, President and CEO of Conoco

Kenneth M. Duberstein       Chairman and CEO of the Duberstein Group and
                            member of the Board of Directors of NASD and American Stock Exchange

Ruth R. Harkin              Senior Vice President, International Affairs and
                            Government Relations of United Technologies
                            Corporation

Charles C. Krulak           Chairman and CEO of MBNA Europe

Frank A. McPherson          Professional Director

William K. Reilly           President and CEO of Aqua International Partners

William R. Rhodes           Vice Chairman of Citigroup, Inc. and Citibank, N.A.

A.R. Sanchez, Jr.           Chairman and CEO of Sanchez Oil and Gas Corp.

Franklin A. Thomas          Consultant to the TFF Study Group


Executive Officers          Principal Occupation or Employment
------------------          ----------------------------------

Gary W. Edwards             Senior Executive Vice President, Corporate
                            Strategy and Development

Robert W. Goldman           Senior Vice President, Finance, and Chief
                            Financial Officer.

Rick A. Harrington          Senior Vice President, Legal, and General Counsel

Thomas C. Knudson           Vice President, Human Resources

Robert E. McKee III         Executive Vice President, Exploration and
                            Production.

Jim W. Nokes                Executive Vice President, Refining, Marketing,
                            Supply and Transportation

J. Michael Stinson          Senior Vice President, Government Affairs,
                            Corporate Strategy and Communications

          The following list sets forth the name and present principal occupation or employment of each director and executive officer of CCRL. The business address and telephone number of each person is c/o Conoco Canada Resources Limited, 1600, 401-9th Avenue S.W., Calgary, Alberta, T2P 3C5, Canada, (403) 233-4000. Each person listed below is a citizen of the United States, except Messrs Hesje, Joudrie, Mazankowski and Sykes (each of whom is Canadian) and Mr. Kennedy (who is British).

Directors                   Principal Occupation or Employment
---------                   ----------------------------------

Robert W. Goldman           Senior Vice President, Finance, and Chief
                            Financial Officer of Conoco Inc.

H. Earl Joudrie             Chairman of the Board of Conoco Canada Resources
                            Limited and Algoma Steel Inc.

Donald F. Mazankowski       Professional Director and Business Consultant

Robert E. McKee III         Executive Vice President, Exploration and
                            Production of Conoco Inc.

Henry W. Sykes              President of Conoco Canada Resources Limited


Executive Officers          Principal Occupation or Employment
------------------          ----------------------------------

Henry W. Sykes              President

Murray E. Hesje             Senior Vice President, Finance

Archie Kennedy              Senior Vice President, Operations and Business
                            Development